

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

December 3, 2015

Jason A. Kulas
Chief Executive Officer and Director
Santander Drive Auto Receivables LLC
1601 Elm Street, Suite 800
Dallas, Texas 75201

>   **Re: Santander Drive Auto Receivables LLC**
>   **Amendment No. 1 to Registration Statement on Form SF-3**
>   **Filed November 18, 2015**
>   **File No. 333-206684**

Dear Mr. Kulas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2015 letter.

Summary of Terms

Receivable Representations and Warranties, page 6

1. While we note in some places you have revised the disclosure to specify that only SCUSA as sponsor will make representations and warranties about the receivables and will have a repurchase obligation due to a breach of those representations and warranties, we also note in other instances that the disclosure still indicates that the depositor has a repurchase obligation due to a breach. Please make conforming revisions throughout the prospectus.

The Originators, page 44

2. We note your revisions in response to prior comment 7 and reissue in part. Please expand the bracketed disclosure to indicate that you will also identify any originators originating less than 10% of the pool assets if the cumulative amount originated by parties other than the

sponsor or its affiliates is more than 10% of the pool assets. Refer to Item 1110(a) of
Regulation AB.

The Receivables Pool

Information About Certain Previous Securitizations, page 66

3. We note your response to prior comment 9 and reissue. The revised disclosure does not
specify how the assets in the prior securitized pools differ from the pool assets underlying the
securities being offered. The disclosure should highlight, among other things, the extent to
which the current pool of receivables was originated with the same or differing underwriting
criteria, loan terms and risk tolerances than the prior securitized pools. Refer to Section
IV.E.1(c) of the Asset-Backed Securities Disclosure and Registration Adopting Release
(Release No. 33-9638) (the "2014 ABS Adopting Release").

The Transfer Agreements and the Administration Agreement

Asset Review Voting, page 91

4. We note your response to prior comment 13. In particular, we note that if the requisite
percentage of investors have called for a vote then the depositor will include on Form 10-D
that a vote has been called. We further note that the vote will remain open until the 120th day
after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the
Delinquency Trigger. Based on the timeline in your supplemental response, it does not
appear that if requisite percentage of investors call for a vote on the 90th day (July 15th) that
the investors will receive notice of the vote included on the Form 10-D for the July collection
period in sufficient time to exercise their right to vote since that Form 10-D will not be filed
until August 15th, the 120th day. Please revise.

Requests to Repurchase and Dispute Resolution, page 93

5. We note your response to prior comment 18 and reissue in part. In particular, we note your
statement that "SCUSA will file Form ABS-15G disclosing the status of repurchase demands
on a periodic basis as required by applicable law." Given that the information related to
repurchase requests is presented in an aggregated manner on Form ABS-15G and thus does
not require that the date of each repurchase request to be included in the table, please tell us
how the aggregated disclosure provided on Form ABS-15G will assist investors in knowing
the status of a particular repurchase request.

6. We note your revised disclosure in response to prior comment 19. In particular, we note your
statement that "it is likely that the requesting party will be the indenture trustee or owner
trustee acting at the direction of an investor." Since an investor will be responsible for
making a breach determination of an Eligibility Representation, please revise to indicate that
investors will have access to the full report of the asset representations reviewer. Please also
clarify whether the indenture trustee or owner trustee, as applicable, will continue to act at

the direction of the requesting investor(s) in making all decisions related to the dispute resolution proceeding.

7. We note that if both the owner trustee and the indenture trustee are requesting parties, then the indenture trustee shall have the right to make the selection of mediation or arbitration. Please revise to clarify how the indenture trustee will make that selection if more than one investor has directed the indenture trustee to make the repurchase request on their behalf.

8. Your disclosure that "[a] repurchase request will be deemed to be resolved to the reasonable satisfaction of the requesting party if an Asset Review has been completed with respect to the receivables underlying such request and the findings and conclusions of the asset representations reviewer found no 'test fails' with respect to those receivables" appears to be inconsistent with the shelf eligibility requirements. Refer to Section V.B.3(a)(3) of the 2014 ABS Adopting Release ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision."). Please revise the disclosure to provide, or confirm supplementally, that an investor will be permitted to refer a dispute related to any receivable to dispute resolution.

9. We note that the reasonable out-of-pocket expenses of the asset representations reviewer for its participation in any dispute resolution proceeding will be paid by a party to the dispute resolution as determined by the mediator or arbitrator. For mediation, the parties shall mutually determine the allocation of any expenses. Please revise accordingly. Refer to General Instruction I.B.1(c)(B) of Form SF-3.

10. We also note that the issuing entity, the owner trustee, and indenture trustee may join in the mediation or arbitration as a requesting party in the proceeding. Please revise to explain how such action will impact the rights and powers of the initial requesting party. For example, please explain how decisions related to the mediation or arbitration will be made between the initial requesting party and the newly joined co-requesting party.

Exhibits

Exhibit 10.1 Form of Sale and Servicing Agreement

Section 9.24 Dispute Resolution, page 39

11. We note the bracketed disclosure on page 41 stating "[i]f an Asset Review was conducted in connection with the receivables that are the subject of the arbitration, then the arbitrator will determine the party or parties required to pay the related Asset Reviewer Fee." We are unable to locate the definition of "Asset Reviewer Fee."   Please clarify whether you are referring to the expenses the asset representations reviewer incurs as a result of its

participation in the dispute resolution proceeding or the fee to be paid to the asset representations reviewer for conducting each review of a subject receivable.

12. We note your disclosure on page 41 that the arbitrator's "determination will be final and non-appealable" and "by selecting arbitration, the Requesting Party waives the right to sue in court, including the right to a trial by jury." This part of your dispute resolution provision appears inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 ABS Adopting Release (the Commission declining to adopt commenters suggestions on binding arbitration "[b]ecause we believe that investors should have access to all options available to resolve a dispute"). Please revise or advise.

       Please contact Folake Ayoola, Senior Counsel, at (202) 551-3676 or me at (202) 551-3731 with any other questions.


Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance


cc: Angela M. Ulum
        Mayer Brown LLP